SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)



                       Class A Common Stock, $1 Par Value
                       ----------------------------------
                         (Title of class of securities)



                                    227478104
                                    ---------
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)



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                                  SCHEDULE 13G
                                (Amendment No. 9)

     1) Name of Reporting Person. Russell A. Boss
                                  ---------------


     2) Check the Appropriate box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

     3) SEC Use Only......................................



     4) Citizenship or Place of Organization. United States
                                              -------------


              (5) Sole Voting Power: 316,449 (includes shares acquirable within
Number of                             ------------------------------------------
Shares Bene-      60 days through exercise of stock options)
ficially          ------------------------------------------
Owned By      (6) Shared Voting Power:  1,557,000 (3,361,800 if Class B common
Each Report-                            ---------------------------------------
ing Person        stock beneficially owned is converted to Class A common stock)
With              --------------------------------------------------------------
              (7) Sole Dispositive Power:  316,449 (see comment under Item 5)
                                           ----------------------------------
              (8) Shared Dispositive Power:  1,557,000 (3,361,800 if Class B
                                             --------------------------------
                  common stock beneficially owned is converted to Class A
                  --------------------------------------------------------
                  common stock)
                  -------------


     9)_______Aggregate Amount Beneficially Owned by Each Reporting Person. 3,707,496 (assumes conversion of all outstanding Class B common stock to Class A
--------------------------------------------------------------------------------
common stock and exercise of all options exercisable within 60 days).
---------------------------------------------------------------------


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). N/A



     11)  Percent  of Class  Represented  by  Amount  in Row 9.  21.5%  (assumes
                                                                 ---------------
conversion of all  outstanding  Class B common stock to Class A common stock and
--------------------------------------------------------------------------------
exercise  of all  options  exercisable  within  60 days  held  by the  Reporting
--------------------------------------------------------------------------------
Person).
--------


         12)      Type of Reporting Person (See Instructions). IN
                                                              ----

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Item 1(a).    Name of Issuer.
              ---------------
              A.T. Cross Company.

Item 1(b).    Address of Issuer's Principal Executive Offices.
              ------------------------------------------------
              One Albion Road, Lincoln, Rhode Island 02865

Item 2(a).    Name of Person Filing.
              ----------------------
              Russell A. Boss.

Item 2(b).    Address of Principal Business Office.
              -------------------------------------
              One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).    Citizenship.
              ------------
              United States.

Item 2(d).    Title of Class of Securities.
              -----------------------------
              Class A Common Stock, $1.00 Par Value.

Item 2(e).    CUSIP Number.
              -------------
              227478104

Item 3.
              Not applicable.

Item 4.       Ownership.
              ----------
         (a)  Amount Beneficially Owned.
              --------------------------
              64,962 shares held directly
              180,481 shares acquirable pursuant to options exercisable within 60 days
              29,247 shares held by wife and children
              1,557,000 shares held indirectly as co-trustee of trusts
              71,006 shares held for his account by A.T. Cross Company Profit Sharing Plan

              1,804,800  shares which may be acquired by conversion of Class
              B Common Stock held as trustee
         (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Boss represent 21.5% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).
         (c) Number of shares of Common Stock as to which Mr. Boss has:

               (i)  sole power to vote or to direct the vote: 316,449 (including
                                                              ------------------
                    shares subject to stock options exercisable within 60 days)
                    -----------------------------------------------------------

               (ii) shared  power  to  vote or to  direct  the  vote:  1,557,000
                                                                       ---------
                    (3,361,800  if all Class B shares are  converted  to Class A
                    ------------------------------------------------------------
                    shares)
                    -------

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    316,449   (including   shares   subject  to  stock   options
                    ------------------------------------------------------------
                    exercisable within 60 days)
                    ---------------------------

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    1,557,000  (3,361,800 if all Class B shares are converted to
                    ------------------------------------------------------------
                    Class A shares)
                    ---------------

Item 5.       Ownership of Five Percent or Less of a Class.
              ---------------------------------------------
              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ----------------------------------------------------------------
              Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company.
              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ----------------------------------------------------------
              Not applicable.

Item 9.       Notice of Dissolution of Group.
              -------------------------------
              Not applicable.

Item 10.      Certification.
              --------------
              Not applicable.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 2000                        /s/Russell A. Boss
                                                  ------------------
                                                  Russell A. Boss